Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Goldgroup Mining Inc. (the “Company” or “Goldgroup”) 1111 Melville Street, Suite 410 Vancouver, BC V6E 3V6
Item 2	Date of Material Change July 27, 2026
Item 3

News Release

A news release announcing the material change described herein was disseminated on July 27, 2026 and was subsequently filed on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.

Item 4

Summary of Material Change

On July 27, 2026, Javier Reyes, Chair of the Board of Directors of the Company (the “Board”), was appointed Interim Chief Executive Officer while the Board commenced a comprehensive search for a permanent Chief Executive Officer. Allen Palmiere has transitioned from his role as President and Chief Executive Officer and is expected to remain in an advisory capacity to support an orderly leadership transition.

Item 5	Full Description of Material Change
Item 5.1

Full Description of Material Change

On July 27, 2026, Javier Reyes, Chair of the Board, was appointed Interim Chief Executive Officer while the Board commenced a comprehensive search for a permanent Chief Executive Officer. Mr. Reyes will continue to work closely with the Company’s experienced executive and operational leadership team to execute Goldgroup’s strategic priorities.

Allen Palmiere has transitioned from his role as President and Chief Executive Officer and is expected to remain in an advisory capacity to support an orderly leadership transition.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Javier Reyes Interim Chief Executive Officer Goldgroup Mining Inc. (604) 306-6867
Item 9	Date of Report July 31, 2026

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this material change report may be considered "forward-looking information" (within the meaning of applicable Canadian securities law) and "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management.

These forward-looking statements reflect Goldgroup's current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "projects," "potential," "scheduled," "forecast," "budget" or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include the Company's expectations regarding Mr. Palmiere's continued service as an advisor to the Company and the Company's expectations regarding a search for a new Chief Executive Officer.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information, and are developed based on assumptions about such risks, uncertainties and other factors, including, without limitation, the timing of a search for the next Chief Executive Officer, whether the parties will agree on an arrangement whereby Mr. Palmiere will continue to serve the Company in an advisory role, and the risk factors disclosed in Goldgroup's annual information form dated June 10, 2026 and other continuous disclosure materials available under the Company's profile on SEDAR+ at www.sedarplus.ca . Any and all of the forward-looking information contained in this material change report is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this material change report is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.